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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)1

DOV Pharmaceutical, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

259858 10 8 (CUSIP Number)

Hope Flack BVF Partners L.P. 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 259858 10 8	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		826,200
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		826,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858 10 8	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,033,560
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		1,033,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,033,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858 10 8	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		2,049,300
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		2,049,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,049,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858 10 8	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON: BVF Inc. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		2,049,300
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		2,049,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,049,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2%

14	TYPE OF REPORTING PERSON*
IA,CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858 10 8	13D	Page 6 of 7 Pages

        This Amendment No. 2 to the Statement on Schedule 13D (this "Amendment") is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2, and Partners, the "Reporting Persons") with respect to Common Stock, par value $0.0001 per share (the "Stock"), of DOV Pharmaceutical, Inc. ("DOV"), a Delaware corporation. The principal executive office of DOV is located at Continental Plaza, 433 Hackensack Avenue, Hackensack, New Jersey 07601.

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4. PURPOSE OF TRANSACTIONS.

        Lampert has resigned his position as a director, effective November 1, 2002. The sole purpose of the beneficial ownership of the shares of the Stock reported herein is for investment. The Reporting Persons do not have any plan to acquire control of DOV. The Reporting Persons may acquire additional shares of the Stock, or dispose of any of their shares of the Stock, from time to time.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)  BVF beneficially owns 826,200 shares of the Stock, BVF2 beneficially owns 1,033,560 shares of the Stock, and each of Partners and BVF Inc. beneficially owns 2,049,300 shares of the Stock. DOV has 14,414,038 shares of the Stock outstanding as of August 13, 2002. Using these figures, BVF beneficially owns approximately 5.7%, BVF2 beneficially owns approximately 7.2%, and each of BVF Inc. and Partners beneficially owns 14.2% of the aggregate number of shares of the Stock outstanding. This joint filing on Schedule 13D shall not be deemed an admission that Lampert is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of the Stock covered by this joint filing. Pursuant to an Incentive Stock Option Agreement under DOV Pharmaceutical, Inc. 2000 Stock Option and Grant Plan, Mark N. Lampert has 10,123 shares vested, of which 9,617 shares are exercisable as of October 21, 2002, and 506 shares are exercisable as of October 31, 2002. Pursuant to an Incentive Stock Option Agreement under the DOV Pharmaceutical, Inc. 1998 Stock Option Plan, Mark N. Lampert has 16,200 shares vested.

        (b)  Each of BVF and BVF2 shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 2,049,300 shares of the Stock they beneficially own with, in addition to BVF and BVF2, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. ILL10 does not individually own more than 5% of the Stock.

        (c)  No transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

        (d)  ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Agreement Regarding Joint Filing

CUSIP No. 259858 10 8	13D	Page 7 of 7 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:	November 6, 2002
BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President

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SCHEDULE 13D
  ITEM 4. PURPOSE OF TRANSACTIONS.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.